SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                            SPORT SUPPLY GROUP, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value

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                         (Title of Class of Securities)

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                                    848915104

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                                 (CUSIP Number)

                                                     with a copy to:
Elizabeth J. Calianese, Esq.                         John D. Schupper, Esq.
Emerson Radio Corp.                                  Lowenstein Sandler PC
Nine Entin Road                                      65 Livingston Avenue
Parsippany, New Jersey  07054                        Roseland, New Jersey  07068
(973) 884-5800                                       (973) 597-2500
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                 (Name, Address and Telephone Number of Persons

                Authorized to Receive Notices and Communications)

                                  May 30, 2000

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

CUSIP No.   848915104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                       Emerson Radio Corp. EIN: 22-3285224
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)                         (b)
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):   Not Applicable
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:          Delaware
________________________________________________________________________________
     Number of                          7) Sole Voting Power:        3,476,500*
                                        ----------------------------------------
     Shares Beneficially                8) Shared Voting Power:            0
                                        ----------------------------------------
     Owned by

     Each Reporting                     9) Sole Dispositive Power:   3,476,500*
                                         ---------------------------------------
     Person With                       10) Shared Dispositive Power:         0
                                       -----------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   3,476,500*
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
               (See Instructions):       [X]
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):                   42.0%
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):       CO, HC

--------
* Includes (i) 1,000,000 shares issuable upon exercise of warrants beneficially owned by Emerson Radio Corp. ("Emerson") and exercisable within 60 days and (ii) 876,500 shares held by Emerson Radio (Hong Kong) Limited, a wholly-owned subsidiary of Emerson ("Emerson HK"). Excludes 300,000 shares issuable upon exercise of options owned by Geoffrey P. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc. ("SSG"). Mr. Jurick beneficially owns approximately 36.0% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officers and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by the other.

CUSIP No.   848915104
________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                               Geoffrey P. Jurick
________________________________________________________________________________
2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)
         (b)
________________________________________________________________________________
3)  SEC Use Only
________________________________________________________________________________
4)  Source of Funds (See Instructions):   Not Applicable
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                  Not Applicable
________________________________________________________________________________
6)  Citizenship or Place of Organization:          Germany
________________________________________________________________________________
    Number of                             7) Sole Voting Power:        300,000*
                                           -------------------------------------
    Shares Beneficially                   8) Shared Voting Power:            0
                                           -------------------------------------
    Owned by

    Each Reporting                        9) Sole Dispositive Power:    300,000*
                                          --------------------------------------
    Person With                           10) Shared Dispositive Power:       0
                                          --------------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11): 4.0%
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions): IN
________________________________________________________________________________
* Represents 300,000 shares issuable upon exercise of options owned by Mr. Jurick and exercisable within 60 days. Mr. Jurick is the Chairman of the Board and Chief Executive Officer of SSG. Mr. Jurick beneficially owns approximately 36.0% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson, and, therefore, may be deemed to control Emerson. As a result of such control, Mr. Jurick may be deemed to beneficially own the shares of SSG beneficially owned by Emerson. Mr. Jurick disclaims beneficial ownership of the shares of SSG beneficially owned by Emerson.

          Emerson Radio Corp. ("Emerson") and Geoffrey P. Jurick (together, the "Reporting Persons") hereby amend the Schedule 13D of Emerson (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Common Stock"), of SSG as follows:

Item 2.  Identity and Background.

          Item 2 of the Schedule 13D is hereby amended by adding thereto the following:

          The following individuals are now officers of Emerson:

          Ken A. Corby is Senior Vice President-Finance of Emerson. Mr. Corby's principal business address is c/o Emerson, 1901 Diplomat Drive, Dallas, Texas 75234.

          Paul R. Gullett is Senior Vice President-International and President of Emerson HK. Mr. Gullett's principal business address is c/o Emerson HK, 705-711 Tower #2, The Gateway, 25-27 Canton Road, Kowloon, Hong Kong.

          None of the above individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The background information for Elizabeth J. Calianese and John J. Raab is hereby amended by deleting such information in its entirety and substituting the following therefor:

          Elizabeth J. Calianese is Senior Vice President-Human Resources, General Counsel and Secretary of Emerson. Ms. Calianese's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

          John J. Raab is Executive Vice President - International of Emerson and a Director of Emerson HK. Mr. Raab's principal business address is c/o Emerson, Nine Entin Road, Parsippany, New Jersey 07054.

Item 3.  Source and Amount of Funds or Other Consideration:

          Item 3 of the Schedule 13D is hereby amended by adding thereto the following:

          Through a series of ordinary open market purchases in March and May 2000, Emerson HK acquired an aggregate of 95,500 shares of Common Stock for a total purchase price of $404,203.50. The purchase price was paid out of Emerson HK's working capital.

Item 4.  Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended by deleting such Item in its entirety and substituting the following therefor:

          The Reporting Persons intend to continue to review from time to time their positions with respect to the shares of Common Stock owned by them, and may, depending on the circumstances then existing, including their evaluation of the SSG business, assets, operations, the industry in general, economic conditions, prevailing market prices for the Common Stock, investment opportunities of Emerson and other factors, determine to increase, decrease or dispose of the ownership of the Common Stock.

          Except for the transactions described in this Schedule 13D, as of the date hereof, neither of the Reporting Persons has any plan or proposal relating to:

          (a) The acquisition by any person of additional securities of SSG, or the disposition of securities of SSG;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization, or liquidation, involving SSG or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of SSG or any of its subsidiaries;

          (d) A change in the present board of directors or management of SSG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) A material change in the present capitalization or dividend policy of SSG;

          (f) One or more other material changes in SSG's business or corporate structure;

          (g) Changes in SSG's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of SSG by any person;

          (h) Causing a class of securities of SSG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of SSG becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

          Based upon information set forth in SSG's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2000, as of May 12, 2000, there were 7,275,558 shares of Common Stock issued and outstanding. As of June 14, 2000, Emerson beneficially owned 3,476,500 shares of Common Stock, including (i) 1,000,000 shares issuable upon exercise of warrants owned by Emerson and exercisable within 60 days and (ii) 876,500 shares of Common Stock held by Emerson HK, or 42.0% of the total outstanding Common Stock. Emerson is deemed to beneficially own the shares of Common Stock held by Emerson HK. Emerson has sole voting and dispositive power with respect to the 3,476,500 shares.

          As of June 14, 2000, Mr. Jurick beneficially owned 300,000 shares of Common Stock issuable upon exercise of options owned by Mr. Jurick within 60 days, or 4.0% of the total outstanding Common Stock. Mr. Jurick has sole voting and dispositive power with respect to these shares of Common Stock. Mr. Jurick beneficially owns approximately 36.0% of the issued and outstanding shares of Emerson and is the Chairman of the Board, Chief Executive Officer and President of Emerson. As a result of these relationships, Mr. Jurick may be deemed to beneficially own the shares of Common Stock beneficially owned by Emerson.

          Each of Emerson and Mr. Jurick disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other.

          During the past 60 days, Emerson HK purchased an aggregate of 95,500 shares of Common Stock on the dates and at the prices set forth below. All of such purchases were effected in ordinary open market transactions.

    Date                      No. of Shares                         Price/Shares
    ----                      -------------                         ------------
   3/31/00                         5,000                                $6.000
   5/15/00                        39,500                                $4.483
   5/30/00                        30,000                                $4.875
   6/12/00                         6,000                                $4.375
   6/13/00                         2,000                                $4.375
   6/13/00                         2,000                                $4.500
   6/14/00                         5,500                                $4.5625
   6/14/00                         5,000                                $4.6875
                                 --------                           ------------
                                  95,500                             $404,203.50


          No other person is known to the Reporting Persons to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons, except for 500,000 shares of Common Stock pledged to Emerson's senior secured lender.

Item 7. Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is amended by adding thereto the following:

          (10) Joint Filing Agreement dated as of June 14, 2000 by and between Emerson Radio Corp. and Geoffrey P. Jurick.

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  June 14, 2000

                                EMERSON RADIO CORP.

                                By: /s/ Geoffrey P. Jurick
                                _______________________________
                                Name: Geoffrey P. Jurick



                                Title:    Chairman of the Board, Chief
                                          Executive Officer and President

                                /s/ Geoffrey P. Jurick
                                ___________________________
                                Geoffrey P. Jurick



  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001)

                                  EXHIBIT INDEX

        Exhibit No.                         Exhibit Name

         (10) Joint Filing Agreement dated as of June 14, 2000 by and between Emerson Radio Corp. and Geoffrey P. Jurick